

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 28, 2018

Via E-mail
Mr. Henry Ji
Chief Executive Officer
Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, CA 92121

>   **Re: Sorrento Therapeutics, Inc.**
>   **Item 4.02 Form 8-K**
>   **Filed February 27, 2018**
>   **File No. 001-36150**

Dear Mr. Ji:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 8-K filed February 27, 2018

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1.   We understand that you reassessed recoverability of your 40% equity method investment in NANTibody LLC after being notified that they had acquired assets from a related party for $90 million and that you recorded a $36 million other-than-temporary impairment charge as a result. Please revise to clarify the facts underlying your conclusion to record the impairment charge providing details sufficient to understand how the transaction with the related party impacted your conclusion that your investment in NANTibody was impaired. Refer to Item 4.02(a)(2) of Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil at (202) 551-3796 or me at (202) 551-3650 with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and Mining